Via Facsimile and U.S. Mail
Mail Stop 4720

January 29, 2010

Hongyue Hao
Chief Financial Officer
China Aoxing Pharmaceutical Company, Inc.
15 Exchange Place
Suite 500
Jersey City NJ

> **Re: China Aoxing Pharmaceutical Company, Inc.**
> **Form 10-K for the Year Ended June 30, 2009**
> **Form 8-K filed on August 12, 2009**
> **File Number: 001-32674**

Dear Mr. Hao:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed October 14, 2009

Item 1. Business, page 1

1. Please revise to includes more robust discussion of your material patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 27

2. Refer to the third paragraph on page 28. Here you state that you recorded an increase in bad debt expense of $1.4 million due to "slow payment history of some of LRT's accounts". Revise to elaborate on that statement. Clarify the payment terms and whether the reserve related to a specific customer or several customers. Further, please revise to clarify how you determined that the reserve amount was appropriate.

Item 8. Financial Statements and Supplementary Data, page 31

Consolidated Statements of Operations and Other Comprehensive Loss, page F-3

3. Please revise your financial statements to present the impairment loss recognized in fiscal 2009 as an operating expense.

Consolidated Statements of Stockholders' Equity, page F-4

4. Please tell us what the line item "Reverse prior accrued financing costs on sale of common stock" represents and why you believe the accounting treatment is in accordance with GAAP.

17. Subsequent Events

Change of Warrant Exercise Price, page F-20

5. Please revise to disclose your accounting treatment for your modification of warrants in the period the modification occurred.

Item 11. Executive Compensation, page 57

6. Please revise to disclose for each of the awards of 100,000 shares, under the column "Stock Awards," the dollar amount recognized for financial statement reporting purposes with respect to the June 30, 2009 fiscal year. See Item 402(n)(2)(v) of Regulation S-K. Also, please include a new column, under the heading "Total," with the dollar value of the total compensation for the fiscal year ended June 30, 2009. See Item 402(n)(2)(x) of Regulation S-K.

7. Please revise to disclose compensation paid to directors in the tabular format required by Item 402(r) of Regulation S-K.

Form 8-K, filed August 12, 2009

8. You disclose that on August 6, 2009 you completed the sale of 5,263,158 shares of common stock to fifteen investors. You also disclose that the sale of the shares was exempt from registration pursuant to Rule 506. Beginning March 16, 2009, we require all filers to submit their Forms D electronically on EDGAR. See Guidance on Form D Filing Process located at http://www.sec.gov/divisions/corpfin/formdfiling.htm. Please promptly file copies of your Forms D.

*   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended June 30, 2009 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero, Attorney at (202) 551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant